Matrixx Initiatives, Inc. and H.I.G. Capital Announce Expiration of Subsequent Offering Period and Final Completion of Tender Offer for Shares of Matrixx
     SCOTTSDALE, AZ and MIAMI, FL, February 18, 2011 — Matrixx Initiatives, Inc. (Nasdaq: MTXX) (“Matrixx” or the “Company”) and H.I.G. Capital, LLC (“H.I.G.”), a leading global private investment firm, today announced that the subsequent offering period of the tender offer for all of the outstanding shares of common stock of Matrixx by Wonder Holdings, Inc. (“Wonder”) and Wonder Holdings Acquisition Corp., both affiliates of H.I.G. formed for the purpose of acquiring Matrixx, for $8.75 per share in cash, without interest and less any applicable withholding taxes, expired at 11:59 p.m., New York City time, on Thursday, February 17, 2011.
     The depositary for the tender offer advised that, as of the expiration of the subsequent offering period, a total of 6,606,328 shares of Matrixx common stock had been validly tendered and not validly withdrawn during the initial offering period and subsequent offering period, representing approximately 70.0% of the outstanding shares of the Company. Pursuant to the terms of the tender offer, Wonder has accepted for payment all shares validly tendered and not validly withdrawn during the initial offering period and all shares validly tendered during the subsequent offering period, and the consideration for all such shares either has been paid or will promptly be paid.
     Pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx, Wonder Holdings Acquisition Corp. and Wonder, Wonder exercised its “top-up” option to purchase shares directly from Matrixx in an amount sufficient to enable Wonder to effect a “short-form” merger under applicable Delaware law, by which Wonder will be able to effect a merger with and into Matrixx without prior notice to, or any action by, any other stockholder.
     To complete the acquisition of 100% of the common stock of Matrixx, Wonder intends to effect later today a short-form merger in which Wonder will merge with and into Matrixx, with Matrixx surviving the merger and continuing as a subsidiary of Wonder Holdings Acquisition Corp. Upon completion of the merger, all outstanding shares of common stock of the Company, other than shares held by Wonder, Wonder Holdings Acquisition Corp., the Company or their respective subsidiaries or shares held by the Company’s stockholders who have and validly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive a cash payment in an amount equal to the same $8.75 offer price per share, without interest and less any applicable withholding taxes, that was paid in the offer. BNY Mellon, acting as the paying agent for the merger, will mail to the remaining former stockholders of the Company materials necessary to exchange their former Matrixx shares for such payment. February 18, 2011 will be the last day shares of Matrixx common stock trade on the NASDAQ Global Select Market.
About Matrixx Initiatives, Inc.
     Matrixx Initiatives, Inc. (Nasdaq: MTXX) is an over-the-counter healthcare company that develops and markets Zicam® products. Zicam, LLC, its wholly-owned subsidiary, markets and sells Zicam® products in the cough and cold category. The Company markets Zicam brand pharmaceuticals, including Zicam Cold Remedy in multiple oral delivery forms; Zicam Allergy and Congestion Relief products; as well as Zicam Cough and Zicam Multi-Symptom relief items. For more information regarding Matrixx products, go to www.Zicam.com. To find out more about Matrixx Initiatives, Inc. visit our website at www.matrixxinc.com. For additional information, contact William Hemelt, President and Chief Executive Officer, 602-385-8888, or Bill Barba, Vice President of Finance & Accounting, 602-385-8881. Matrixx is located at 8515 E. Anderson Dr., Scottsdale, Arizona 85255.
About H.I.G. Capital
     H.I.G. Capital, LLC is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, New York, and San Francisco in the U.S., as well as affiliate offices in London, Hamburg and Paris in Europe, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well-managed service or manufacturing businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. For more information, please refer to the H.I.G. website at www.higcapital.com.

Forward Looking Statements
     This press release may contain “forward-looking statements”. The words “may,” “could,” should,” “would,” “believe,” anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, risks and uncertainties that are discussed in documents filed with the SEC by the Company, including the solicitation/recommendation statement, as well as the tender offer documents that have been filed by Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. Neither H.I.G. nor Matrixx undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.